

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2011

Via E-mail
Learned Hand
President and Chief Financial Officer
China Advanced Technology
710 Market Street
Chapel Hill, North Carolina 27516

> **Re:** **China Advanced Technology**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 18, 2011**
> **File No. 333-169212**

Dear Mr. Hand:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please correct the spelling of your name on EDGAR to state "China Advanced *Technology*" instead of "China Advanced *Techology*."

Prospectus Cover Page

2. We note your response to comment two in our letter dated May 16, 2011. As previously requested, please revise your disclosure throughout the prospectus to state that each selling stockholder is an underwriter. Your disclosure that the company deems each selling stockholder to be an underwriter is insufficient.

Market Price of Common Stock, page 6

3. We note that you have not disclosed any unregistered sales of securities in "Part II—Item 15. Recent Sales of Unregistered Securities" for the period from January 31, 2011 to May 16, 2011. Accordingly, please explain how the number of record holders increased from 50 to 95 during such period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robert Babula at (202) 551-3339 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Catherine Brown at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

H. Christopher Owings
Assistant Director

cc: Jehu Hand
Hand & Hand